UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2011

Commission File Number 000-50991

TELVENT GIT, S.A.

(Translation of registrant’s name into English)

Valgrande, 6, 28108, Alcobendas, Madrid, Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Completion of Tender Offer and Change in Control of the Company

As previously reported, on May 31, 2011, Schneider Electric España, S.A.U., a sociedad anónima unipersonal organized under the laws of the Kingdom of Spain (“Purchaser”), an indirect wholly-owned subsidiary of Schneider Electric SA, a société anonyme organized under the laws of the Republic of France (“Parent”), and Telvent GIT, S.A., a sociedad anónima organized under the laws of the Kingdom of Spain (the “Company”), entered into a Transaction Agreement. In accordance with the Transaction Agreement, Purchaser commenced a cash tender offer to purchase all of the authorized and issued ordinary shares, € 3.00505 nominal value per share (each, a “Share”) of the Company at a purchase price of $40.00 per Share, net to the seller in cash, without interest and less any applicable withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase to the Schedule TO (as amended or supplemented from time to time), and in the related Letter of Transmittal, filed by Parent and Purchaser with the U.S. Securities and Exchange Commission (the “SEC”) on June 21, 2011 (which, together with any amendments or supplements, collectively constitutes the “Offer”).

On August 30, 2011, Purchaser announced the successful completion of its tender offer. The Offer period and withdrawal rights (as extended) expired at 5:00 p.m., New York City time, on August 30, 2011. According to American Stock Transfer & Trust Company, LLC, the depositary for the Offer (the “Depositary”), as of such time, approximately 33,187,514 Shares were validly tendered and not withdrawn pursuant to the Offer, which represented approximately 97.3% of the Company’s then issued and outstanding ordinary shares, giving Purchaser control of the Company. Purchaser accepted for payment all Shares that were validly tendered and not properly withdrawn and will promptly pay for all such Shares pursuant to the terms of the Offer.

In connection with the Offer, Parent and Purchaser paid, in the aggregate, approximately US$1.328 billion in cash consideration from available cash on hand.

On August 30, 2011, Purchaser announced that, pursuant to the Transaction Agreement, it will make available an opportunity for the remaining Company shareholders to divest their shares to Purchaser, by commencing a subsequent offer period for the remaining Shares. The subsequent offer will expire at 5:00 p.m., New York City time, on Wednesday, September 28, 2011, unless extended. The same Offer Price will be paid to the Company’s shareholders who tender their shares during the subsequent offering period.

In connection with the completion of the tender offer and in accordance with the Transaction Agreement, Purchaser and Parent have agreed to use reasonably best efforts to: (i) to cause the Company to call a general shareholders’ meeting as promptly as practicable for the purposes of obtaining the shareholder approval in accordance with Spanish Corporation Law in connection with a redemption of all of the Shares not then owned by Purchaser, Parent or any of their affiliates at the Offer Price and (ii) maintain the current listing of the Shares on NASDAQ, and cause the Company to not voluntarily delist the Shares from NASDAQ, until the delisting of the Company is approved at a general shareholders’ meeting following in accordance with Spanish Corporation Law.

The foregoing description of the Transaction Agreement and related transactions does not purport to be complete and is qualified in its entirety by reference to the full text of the Transaction Agreement, a copy of which was furnished as Exhibit 99.1 to the Company’s Form 6-K furnished to the SEC on May 31, 2011, and incorporated herein by reference.

Also on August 30, 2011, Purchaser announced the completion of its tender offer for all of the outstanding US$200,000,000 5.50% Senior Subordinated Convertible Notes due 2015 (the “Notes”) of the Company and its acceptance for payment of US$ 199,657,000 aggregate principal amount of Notes representing all of the Notes that were validly tendered and not properly withdrawn in the Notes tender offer. The settlement date for the Notes tender offer is scheduled for September 1, 2011.

Payoff of Certain Financing Agreements

In connection with the Closing of the Offer, on September 1, 2011, each of the Company and Abengoa, S.A., as applicable, repaid in full all outstanding loans, together with interest and all other amounts due in connection with such repayment and cancelled or terminated, as applicable, the following financing agreements:

•

Novation and Amendment of Facilities and Assignment Agreement, entered into on July 15, 2010 and effective as of July 21, 2010, by and among the Company, ING Bank N.V., London Branch, in its capacity as agent, and the entities listed in Schedule 1 thereto, which amended and restated the Syndicated Facilities Agreement, dated March 23, 2010, by and among the Company, the agent and the lenders party thereto.

•

Credit Agreement, dated May 16, 2011, by and among Telvent Canada LTD., Telvent USA Corporation and Telvent DTN, Inc., as borrowers, the Company, as guarantor, JPMorgan Chase Bank, N.A., as administrative agent and as a lender, Fifth Third Bank N.A., as syndication agent and as a lender, KeyBank National Association, as documentation agent and as a lender, PNC Bank N.A. as a lender, and SunTrust Bank, as a lender.

•	Credit Facility Agreement, dated March 31, 2010, between Abengoa, S.A., as lender, and the Company, as borrower.

•	Loan Agreement, dated December 1, 2002, between Abengoa Mexico, S.A., as lender, and Telvent Energía, S.A., as borrower, as amended.

•	Loan Agreement, dated December 1, 2002, between Abengoa Mexico S.A., as lender, and Telvent Mexico, S.A. de C.V., as borrower, as amended.

•	Loan Agreement, dated December 1, 2002, between Telvent Energía, S.A., as lender, and Abengoa Mexico, S.A. de C.V., as borrower, as amended.

•	Loan Agreement, dated December 1, 2002, between Telvent Mexico, S.A. de C.V., as lender, and Abengoa Mexico S.A., as borrower, as amended.

Notice to Investors and Shareholders

This Report is provided for informational purposes only and is neither an offer to buy nor the solicitation of an offer to sell securities. Please refer the Offer to Purchase to its Schedule TO (as amended or supplemented from time to time), and related letter of transmittal and other tender offer documents, filed by Parent and Purchaser with the U.S. Securities and Exchange Commission (the “SEC”) on June 21, 2011 and the Company’s solicitation/recommendation statement on Schedule 14D-9 filed with the SEC on June 21, 2011 which contains important information that should be read carefully before making any decision to tender securities in the subsequent tender offer. Those materials have been or will be made available to the Company’s shareholders at no expense to them. In addition, all of those materials (and all other tender offer documents filed with the SEC) will be made available at no charge on the SEC’s website: www.sec.gov.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELVENT GIT, S.A.
(Registrant)

By:	/s/ Ignacio González
	Name:	Ignacio González
	Title:	Chief Executive Officer

Date: September 2, 2011